South Jersey Industries

Q2 2017 Business Update

August 4, 2017



Forward Looking Statements

Certain statements contained in this presentation may qualify as "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact should be considered forward-looking statements made in good faith and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe", "expect", "estimate", "forecast", "goal", "intend", "objective", "plan", "project", "seek", "strategy", "target", "will" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. These risks and uncertainties include, but are not limited to, the following: general economic conditions on an international, national, state and local level; weather conditions in our marketing areas; changes in commodity costs; changes in the availability of natural gas; "non-routine" or "extraordinary" disruptions in our distribution system; regulatory, legislative and court decisions; competition; the availability and cost of capital; costs and effects of legal proceedings and environmental liabilities; the failure of customers or suppliers to fulfill their contractual obligations; and changes in business strategies. These cautionary statements should not be construed by you to be exhaustive. While SJI believes these forward-looking statements to be reasonable, there can be no assurance that they will approximate actual experience. Further, SJI undertakes no obligation to update or revise any of its forward-looking statements, whether as a result of new information, future events or otherwise.

The Path to $150 Million

| Grow Economic Earnings | Improve Quality of Earnings | Maintain Balance Sheet Strength | Maintain Low to Moderate Risk Profile |

2017 YTD Performance Highlights

Maintain Economic EPS Guidance of $1.14 to $1.20 for 2017

- Sixth fuel supply management contract commenced service in May 2017.
- $60.7 million invested YTD through AIRP II and SHARP.
- Utility rate case settlement discussions currently underway.
- 4,020 (gross) customers added YTD.
- 121,000 SRECs produced YTD.

SJI Capital Investment

$1.7B of planned Cap Ex 2016-2020[1]

Focused on regulated utility and FERC regulated growth





2016A-2020P

% Utility and FERC regulated: 93%

[1]Capital expenditures shown are inclusive of affiliate investments

Utility Capital Investment

Base Capital
- ✓ Rate case settlement discussions underway
- ✓ ≈ $735M planned capital investment 2016-2020
- ✓ Utility headquarters under construction

AIRP (Accelerated Infrastructure Replacement Program)
- ✓ Earn ROI with annual roll-in to base rates in October
- ✓ Currently in year one of 5-year, $302.5M program

SHARP (Storm Hardening and Reliability Program)
- ✓ Earn ROI with annual roll-in to base rates in October
- ✓ First phase ended June 30, with $107.5M invested
- ✓ Program extension filing expected within 6 months

BL England
- ✓ Proposed ≈ $115M pipeline to supply natural gas to the former BL England generating facility
- ✓ Final Pinelands Commission approval received February 24
- ✓ Legal appeal process continues, with a favorable resolution expected before year end

2016-2020 Utility Cap-Ex Breakdown



BL England 9%
SHARP 10%
AIRP 23%
Base capital 58%

GAAP Earnings – 2017 v 2016

For the three and six months ended June 30

	Q2 2017	Q2 2016	Variance	YTD 2017	YTD 2016	Variance
In millions except per share data						
Gas Utility	$2.3	$5.0	($2.7)	$48.7	$49.5	($0.8)
Midstream	$0.4	$0.0	$0.4	$2.4	($0.1)	$2.5
SJ Energy Group	($11.5)	($13.7)	$2.2	($19.6)	$10.0	($29.6)
SJ Energy Services	$1.1	$3.9	($2.8)	($3.2)	$4.1	($7.3)
SJI	($7.6)	($4.8)	($2.8)	$30.1	$63.4	($33.3)
SJI EPS	($0.10)	($0.06)	($0.04)	$0.38	$0.86	($0.48)

Economic Earnings – 2017 v 2016

For the three and six months ended June 30

	Q2 2017	Q2 2016	Variance	YTD 2017	YTD 2016	Variance
In millions except per share data						
Gas Utility	$2.3	$5.0	($2.7)	$48.7	$49.5	($0.8)
Midstream	$0.4	$0.0	$0.4	$2.4	($0.1)	$2.5
SJ Energy Group	$0.6	($0.3)	$0.9	$10.4	$11.8	($1.4)
SJ Energy Services	$1.1	$4.1	($3.0)	($1.3)	$4.5	($5.8)
SJI	$4.5	$8.7	($4.2)	$62.0	$65.7	($3.7)
SJI EPS	$0.06	$0.12	($0.06)	$0.78	$0.89	($0.11)

*SJI uses the non-GAAP measure of Economic Earnings when discussing results. A full explanation and reconciliation of this non-GAAP measure is provided under "Explanation and Reconciliation of Non-GAAP Financial Measures" in the Earnings Release.

South Jersey Gas

In millions[1]	Q2	YTD	Performance Notes
2016 Net Income	**$5.0**	**$49.5**	
Customer Growth	▲ $0.4	▲ $1.4	1.5% YOY customer growth
Accelerated Infrastructure Investments	▲ $0.2	▲ $3.5	AIRP I and SHARP investments roll-in to base rates
Off System Sales	$0.0	▲ $0.1	
O&M Expenses[2]	▼($1.3)	▼($2.7)	Resource investments supporting future growth; increased reserve for uncollectible accounts
Depreciation[3]	▼($0.5)	▼($1.1)	Additional assets placed in service
Interest Charges – Net of Capitalized[3]	▼($0.3)	▼($0.5)	
R&D Tax Credit	▼($1.0)	▼($1.0)	Non-recurring credit benefited 2016
Other	▼($0.2)	▼($0.5)	
2017 Net Income	**$2.3**	**$48.7**	

[1] Slide depicts changes to period over period net income, it is not intended to be a substitute for financial statements.

[2] Excludes expenses where there is a corresponding credit in operating revenues (i.e., no impact on our financial results).

[3] Expenses associated with accelerated infrastructure investments are reflected within that line item.

Utility Customer Growth



	12 Months Ending June 30, 2017
Margin Growth from Customer Additions	$2.2M
Conversions	5,082
New Construction	2,604
Total Gross Customer Additions	7,686
Net Customer Additions	5,788
Year Over Year Net Growth Rate	1.5%

South Jersey Energy Group

For the three and six months ended June 30

	Q2 2017	Q2 2016	Variance	YTD 2017	YTD 2016	Variance
Economic Earnings, in millions						
SJ ENERGY GROUP	**$0.6**	**($0.3)**	**$0.9**	**$10.4**	**$11.8**	**($1.4)**
Retail Commodity	$0.4	$0.5	($0.1)	$1.0	$0.9	$0.1
Fuel Management	$1.3	$0.9	$0.4	$2.7	$1.7	$1.0
Wholesale Mktg / Asset Optimization	($1.1)	($1.7)	$0.6	$6.6	$9.2	($2.6)
SJ Exploration	$0.0	$0.0	$0.0	$0.1	$0.0	$0.1

➢ Volumes delivered on fuel supply management contracts more than double prior year
➢ Record warm temperatures limited ability to optimize capacity in wholesale marketing

South Jersey Energy Services

For the three and six months ended June 30

	Q2 2017	Q2 2016	Variance	YTD 2017	YTD 2016	Variance
Economic Earnings, in millions						
SJ ENERGY SERVICES	**$1.1**	**$4.1**	**($3.0)**	**($1.3)**	**$4.5**	**($5.8)**
CHP	($0.3)	$1.8	($2.1)	$0.0	$2.1	($2.1)
Solar	$2.2	$1.7	$0.5	$0.1	$0.3	($0.2)
Landfills	($0.9)	($0.7)	($0.2)	($1.6)	($1.1)	($0.5)
ITC	$0.0	$1.1	($1.1)	$0.0	$2.8	($2.8)
Other	$0.1	$0.2	($0.1)	$0.2	$0.4	($0.2)

➢CHP comparison impacted by non-recurring $1.3M settlement that benefited 2016, and by increased interest expense associated with refinancing certain debt

➢Strong solar production continues, with YTD results reflecting impacts of softer MD SREC market

➢No ITC in 2017 earnings

Appendix

PennEast Pipeline Project

- $200M investment with FERC level returns projected

- 20% equity owner in $1.0B+, 1 BCF, 118-mile interstate pipeline from Marcellus region of PA into NJ

- Fully subscribed; 80% of capacity under 15-year agreements



| **Application submitted 9/24/15** | **FERC draft EIS issued 7/22/16** | **Final EIS issued 4/7/17** | **Targeted construction 2018** |

Non-Utility GAAP Earnings – 2017 v 2016

For the three and six months ended June 30

	Q2 2017	Q2 2016	Variance	YTD 2017	YTD 2016	Variance
GAAP Earnings, in millions						
SJ ENERGY GROUP	**($11.5)**	**($13.7)**	**$2.2**	**($19.6)**	**$10.0**	**($29.6)**
Retail Commodity	($0.2)	$5.1	($5.3)	$0.0	$5.2	($5.2)
Fuel Management	$1.3	$0.9	$0.4	$2.7	$1.7	$1.0
Wholesale Mktg / Asset Optimization	($12.6)	($19.7)	$7.1	($22.4)	$3.1	($25.5)
SJ Exploration	$0.0	$0.0	$0.0	$0.1	$0.0	$0.1

Non-Utility GAAP Earnings – 2017 v 2016

For the three and six months ended June 30

	Q1 2017	Q1 2016	Variance	YTD 2017	YTD 2016	Variance
GAAP Earnings, in millions						
SJ ENERGY SERVICES	**$1.1**	**$3.9**	**($2.8)**	**($3.2)**	**$4.1**	**($7.3)**
CHP	($0.3)	$1.6	($1.9)	($1.6)	$1.7	($3.3)
Solar	$2.2	$1.7	$0.5	($0.2)	$0.3	($0.5)
Landfills	($0.9)	($0.7)	($0.2)	($1.6)	($1.1)	($0.5)
ITC	$0.0	$1.1	($1.1)	$0.0	$2.8	($2.8)
Other	$0.1	$0.2	($0.1)	$0.2	$0.4	($0.2)

Fuel Supply Management

Counterparty	Location	Capacity (MW)	Volume (Dth/day)	Start Date	Term
Starwood	Marcus Hook, PA	750	80,000	In service	2016 - evergreen
LS Power	West Deptford, NJ	738	36,000	In service	15 Years
LS Power II	West Deptford, NJ	400	31,000	In service	15 Years
Moxie - Liberty	Bradford Co, PA	825	137,655	In service June 2016	5 Years
Moxie - Patriot	Lycoming Co, PA	825	137,655	In service June 2016	4 Years
Panda - Stonewall	Leesburg, VA	750	110,000	2017	4 Years
Moxie - Freedom	Luzerne, PA	1,029	157,000	2018	10 Years
Lordstown	Trumbell, OH	1,029	160,000	2018	5 Years
Invenergy - Lackawanna	Jessup, PA	1,045	210,000	2018	10 Years
To Be Announced	TBA	990	121,000	TBA	4 Years
To Be Announced	Executed August 2017	1,000	162,000	2020	5 years

Solar SREC Generation



* Actual annual production reflected from 2012 through 2016. Estimated 2017 production reflects six months actual and six months forecasted, assuming normal weather conditions.